

September 7, 2010

Gianfranco Gracchi
Chief Executive Officer
Ghost Technology, Inc.
20801 Biscayne Blvd., Suite 403
Aventura, FL 33180

      Re: Ghost Technology, Inc.
               Amendment 2 to Registration Statement on Form 10
               Filed August 20, 2010
               File No. 000-31705

Dear Mr. Gracchi:

      We have completed our review of your amended filing and have no further comments at this time.

                                Sincerely,

                                Mark P. Shuman
                                Branch Chief - Legal

cc: <u>Via Facsimile: (561) 478-7077</u>
           Michael D. Harris, Esq.
           Harris Cramer LLP